December 14, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sasha Parikh, Kevin Vaughn, Irene Paik and Samuel Kluck

Re:	Registration Statement on Form 10 (File No. 000-56294) and

Responses to the Securities and Exchange Commission

Staff Comments dated July 13, 2021, regarding

Columbia Care Inc.

Registration Statement on Form 10

Filed June 16, 2021

File No. 000-56294

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the July 13, 2021 letter regarding the above-referenced Registration Statement on Form 10 (File No. 000-56294) (the “Prior Registration Statement”) of Columbia Care Inc. (the “Company”, “we,” “our,” or “us”) filed on June 16, 2021 with the SEC. On August 12, 2021, the Company requested to withdraw the Prior Registration Statement, prior to its effectiveness. Simultaneously with the transmission of this letter, the Company is filing via EDGAR a registration statement on Form 10 (File No. 000-56294) (the “Form 10”), responding to the Staff’s comments and including certain other revisions and updates to the Prior Registration Statement.

For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Page numbers in the text of the Company’s responses correspond to page numbers in the Form 10. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 10.

Our responses are as follows:

Registration Statement on Form 10 filed June 16, 2021

Implications of Being an Emerging Growth Company, page 3

Staff Comment No. 1.

Your disclosure indicates that you qualify as an emerging growth company under the JOBS Act. Please revise to disclose whether you intend to take advantage of the extended transition period allowed for emerging growth companies for complying with new or revised accounting guidance as allowed by Section 107 of the JOBS Act and Section 7(a)(2)(B) of the Securities Act of 1933.

December 14, 2021

Company’s Response:

In response to the Staff’s comment, we provided disclosure on page 3 to disclose that the Company does not intend to take advantage of the extended transition period allowed for emerging growth companies for complying with new or revised accounting guidance as allowed by Section 107 of the JOBS Act and Section 7(a)(2)(B) of the Securities Act of 1933.

Item 1. Business

Description of the Business, page 18

Staff Comment No. 2.

We note that you operate in certain markets through management services arrangements. Please describe the material terms of these arrangements, including the services you provide, payment terms, and term and termination provisions. To the extent these agreements are material to your business, please also file them as exhibits to your registration statement, or advise. See Item 601(b)(10) of Regulation S-K. In addition, to the extent you do not retain all of the profits from the licensed entities that you manage, please revise your disclosure throughout the registration statement, including in your tables from pages 18 through 28, to clarify this and to account for the differences in economic benefit to you.

Company’s Response:

We have signed long-term management services agreements with cannabis license holders in certain markets seeking our cannabis-related management services. Management services include the use of the “Columbia Care” brand, cultivation, manufacturing, and retail operations support, information technology, human resources, finance and accounting, marketing, sales, and legal and compliance services.

The management services agreements are typically 20 years in length, with annual renewals thereafter, but in some instances shorter terms are agreed. The agreements are generally terminable for convenience upon 180 days’ written notice. Some agreements also require payment of a termination fee.

The management fees charged are typically calculated based on guidance from Internal Revenue Service Reg. 1.482-9 and are based on actual costs incurred by Columbia Care. Calculation of such costs is performed on an annual basis and are assessed monthly based on historical calculations. In some instances, a flat fee is charged monthly and such fee is reviewed by the parties on a quarterly basis.

December 14, 2021

Some of the profits generated by the licensed entities may be used as working capital for the entity, but the Company retains all excess cash from the licensed entities.

The Company does not consider the management services agreements to be material to its business and does not intend to file them as exhibits to the registration statement.

Staff Comment No. 3.

We note your disclosure that Columbia Care’s addressable market encompasses approximately 53% of the U.S. adult population. Please tell us the basis for this assertion, including but not limited to how you calculated the adult population in each addressable market and whether you accounted for states that only allow medicinal use of cannabis.

Company’s Response:

In response to the Staff’s comment, we have removed the disclosure that Columbia Care’s addressable market encompasses approximately 53% of the U.S. adult population. We also included an updated table with the estimated market size by sales in the Form 10.

Product Selection and Offerings, page 26

Staff Comment No. 4.

When discussing your controlled-dose, solid-fill medicinal cannabinoid capsules and tablets, please clearly disclose whether any of your products have been approved by the U.S. Food and Drug Administration and, if not, please briefly explain why.

Company’s Response:

None of our products have been approved by the U.S. Food and Drug Administration. None of our products is a “drug” under Section 201(g) of the Federal Food, Drug, and Cosmetic Act, because our products are not intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease, nor are they intended to affect the structure or any function of the body. Accordingly, none of our products require approval by the U.S. Food and Drug Administration.

Intellectual Property, page 31

Staff Comment No. 5.

Clarify the extent to which your intellectual property rights are enforceable where cannabis remains illegal under U.S. federal law. Please also expand your disclosure regarding your material patents and patent applications to identify the specific product(s) to which such patents relate and the scope of patent protection.

December 14, 2021

Company’s Response:

While the U.S. Patent and Trademark Office has granted many patents for cannabis-related technologies, none have yet been successfully enforced in court. Until U.S. courts definitively address the enforceability of cannabis-related patents, or cannabis products are legalized federally in the U.S., we cannot be certain that any of our patents can be effectively enforced against our competitors, even if their products infringe our patents. In response to the Staff’s comments, we have expanded our disclosure regarding our material patents and patent applications to identify the specific products to which such patents relate and the scope of patent protection.

Item 1A. Risk Factors

Conversions and potential future sales of shares..., page 121

Staff Comment No. 6.

With reference to your disclosure on page 175, please revise to add a risk factor that addresses your ability to issue an unlimited number of Common Shares, Proportionate Voting Shares, and Preferred Shares.

Company’s Response:

In response to the Staff’s comment, we have included a risk factor that addresses our ability to issue an unlimited number of Common Shares, Proportionate Voting Shares, and Preferred Shares.

Item 2. Financial Information

Results of Operations, page 139

Staff Comment No. 7.

Please separately quantify each of the factors noted regarding the increase in revenues over prior periods, and expand your discussion of these factors to provide a better understanding of the changes in your revenues.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on page 152 to expand the discussion and describe in quantified terms the contribution of each factor to the change in revenue.

December 14, 2021

Staff Comment No. 8.

You present two categories of cost of sales (related to inventory production and related to business combination fair value adjustments). In this regard, please discuss the components of each category and provide a discussion for the change in each category period-over-period. Where you identify multiple contributing factors relating to the period-over-period change, please quantify the impact of each material factor discussed to provide better understanding of the underlying reasons for the changes in your results. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on page 153 to expand the discussion and describe in quantified terms the contribution of each factor to the change in cost of sales.

Non-GAAP Measures, page 140

Staff Comment No. 9.

On page 25, you disclose that you use certain key performance indicators (KPIs) to assess your rate of growth and performance. You identify four KPIs that you use, but only present two of those measures, without presenting gross or EBITDA margin which would appear to be non-GAAP measures. Tell us how you considered the guidance of Release No. 33-10751 which was effective February 25, 2020 in determining whether to disclose these measures.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on page 155 considering the guidance of Release No. 33-10751.

Item 8. Legal Proceedings, page 169

Staff Comment No. 10.

Please discuss in greater detail the relief sought, such as damages, or advise us why such disclosure is not required. See Item 103 of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, we have updated “Item 8. Legal Proceedings”. Included in those updates is additional information about potential monetary exposure based on accounting accruals that have been made.

Item 10. Recent Sale of Unregistered Securities, page 173

Staff Comment No. 11.

For each transaction, please state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

December 14, 2021

Company’s Response:

In response to the Staff’s comment, we have included a brief description of the facts relied upon to make each exemption available.

Item 11. Description of the Registrant’s Securities To Be Registered

Forum Selection, page 180

Staff Comment No. 12.

Please clarify whether the forum selection provision in the company’s articles could apply to claims brought under the U.S. federal securities laws.

Company’s Response:

In response to the Staff’s comment, we have disclosed that the forum selection provision in the Company’s articles could apply to claims brought under the U.S. federal securities laws.

Item 15. Financial Statement and Exhibits, page 184

Staff Comment No. 13.

Please provide a signed audit report from the Independent Auditors of TGS Global for the audited financial statements for the years ended December 31, 2019 and 2018. In addition, please note that the review report for the unaudited financial statements of TGS Global for the interim period ended June 30, 2020 is unsigned as well.

Company’s Response:

In response to the Staff’s comment, we have provided a signed audit report from the Independent Auditors of TGS Global for the audited financial statements for the years ended December 31, 2019 and 2018. In addition, a signed review report for the unaudited financial statements of TGS Global for the interim period ended June 30, 2020 has been included.

Columbia Care Inc. Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-9

Staff Comment No. 14.

Please include your accounting policy for your sales-leaseback transactions.

Company’s Response:

December 14, 2021

In response to the Staff’s comment, we have revised the disclosures on page F-14 to include its accounting policy for sales-leaseback transactions.

Segment Information, page F-10

Staff Comment No. 15.

We note that you provide a breakdown of your sales product mix and revenues related to four product categories: concentrates, edibles, flower, and other on pages 26 and 27, respectively. Please provide the disclosures required by ASC 280-10-50-40 through 42.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its products have similar characteristics due to the same raw material ingredient (cannabis), similar nature of cultivation process and the regulatory nature of the cannabis industry. We respectfully note that, based on our understanding of the purpose of the Business Section, which is to provide management’s explanation of factors that have affected the Company’s financial condition and results of operations and management’s assessment of factors and trends which are anticipated to have a material effect on the company’s financial condition and results of operations, we do not believe that it is required or necessarily preferable to include the same level of detail in the Business Section and in the footnotes to the financial statements. Moreover, when choosing the information to present in the Business Section, we focused particularly on providing supplemental information that our management believes is useful and material to investors, meaning that the information provided in the Business Section may differ among our footnotes.

With regard to the disclosures required by ASC 280-10-50-40 through 42, we have revised the disclosed in page F-10.

Revenue Recognition, page F-17

Staff Comment No. 16.

Please expand your revenue disclosure to provide the following:

•	Separately quantify and provide your revenue recognition policy for your other

•	revenue streams (i.e. management services agreements, Columbia National Credit card (“CNC”)). If your additional revenue streams are immaterial, please disclose that fact.

•

To the extent your revenue streams from services are greater than 10% of total, tell us how you considered the requirement of Rule 5-03(b) of Regulation S-X to break out service revenue separate from product revenue on the face of your Statements of Operations.

December 14, 2021

•

Quantify net sales discounts for each period presented and provide a discussion regarding what your sales discounts relate to and how they are estimated for the purpose of determining the transaction price, identifying any significant adjustments to those estimates.

•	Provide a discussion of the components included in your cost of sales

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on page F-16.

Staff Comment No. 17.

Please revise to disclose whether you have maintained the customer loyalty points rewards program that TGS implemented. If so, please provide related disclosures.

Company’s Response:

The Company has continued the customer loyalty points rewards program that TGS implemented. We have included an accounting policy footnote as a part of the revised revenue recognition disclosure. The revised footnote also includes related disclosures that we consider to be material to the Columbia Care financial statements.

Related Party Transactions, page F-18

Staff Comment No. 18.

On page 25, footnote (1) notes that “net revenue...includes net revenue from related parties in the fiscal quarter.” Please provide a discussion related to your related party revenues and clearly label related party transactions. Refer to ASC 850-10-50 and Rule 4- 08(k) of Regulation S-X.

Company’s Response:

This sentence has a misprint and is corrected in the Form 10, to state “Net revenue is calculated as gross revenue minus discounts”.

6. Acquisitions

Green Leaf Medical, page F-28

Staff Comment No. 19.

Please tell us your accounting basis for not providing the financial statements and related pro forma financial information for Green Leaf Medical, which was acquired June 11, 2021.

Company’s Response:

December 14, 2021

The Company has filed the financial statements and related pro forma financial information for Green Leaf Medical with the Form 10.

* * * * *

December 14, 2021

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (640) 200-0619, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Columbia Care Inc.

/s/ David Sirolly
David Sirolly Chief Legal Officer and General Counsel

cc:    James Guttman, Dorsey & Whitney LLP